CELANESE AG AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31,

	2004	2003
	(in $ millions, except for share and per share data)
Net sales	1,243	1,137
Cost of sales	(1,019)	(936)
Selling, general and administrative expense	(137)	(108)
Research and development expense	(23)	(20)
Special charges	(28)	(1)
Foreign exchange loss	—	(1)
Loss on disposition of assets	(1)	—
Operating profit	35	71
Equity in net earnings of affiliates	12	10
Interest expense	(6)	(12)
Interest income	5	6
Other income (expense), net	17	19
Earnings from continuing operations before tax and minority interests	63	94
Income tax provision	(19)	(31)
Earnings from continuing operations before minority interests	44	63
Minority interests	—	—
Earnings from continuing operations	44	63
Earnings (loss) from operation of discontinued operations (including gain (loss) on disposal of discontinued operations of $14 million and ($2) million for quarters ended March 31, 2004 and 2003, respectively)	9	(10)
Income tax benefit	14	3
Earnings (loss) from discontinued operations	23	(7)
Cumulative effect of changes in accounting principles, net of tax effect	—	(1)
Net earnings	67	55

Earnings (loss) per common share — basic:

Continuing operations	0.89	1.26
Discontinued operations	0.47	(0.14)
Cumulative effect of changes in accounting principles	—	(0.02)
Net earnings	1.36	1.10
Weighted average shares — basic (thousands)	49,321	49,817

Earnings (loss) per common share — diluted:

Continuing operations	0.89	1.26
Discontinued operations	0.46	(0.14)
Cumulative effect of changes in accounting principles	—	(0.02)
Net earnings	1.35	1.10
Weighted average shares — diluted (thousands)	49,712	49,817

See the accompanying notes to the unaudited consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31 2004	As of December 31 2003
	(in $ millions)
ASSETS
Current Assets:
Cash and cash equivalents	93	148
Receivables, net:
Trade receivables, net — third party and affiliates	798	722
Other receivables	566	589
Inventories	507	517
Deferred income taxes	69	67
Other assets	38	52
Assets of discontinued operations	19	164
Total current assets	2,090	2,259
Investments	552	561
Property, plant and equipment, net	1,649	1,710
Deferred income taxes	616	603
Other assets	600	578
Intangible assets, net	1,100	1,108
Total assets	6,607	6,819
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current installments of long-term debt — third party and affiliates	279	148
Accounts payable and accrued liabilities:
Trade payables — third party and affiliates	599	590
Other current liabilities	761	919
Deferred income taxes	10	19
Income taxes payable	301	266
Liabilities of discontinued operations	17	30
Total current liabilities	1,967	1,972
Long-term debt	308	489
Deferred income taxes	96	99
Benefit obligations	1,138	1,165
Other liabilities	464	489
Minority interests	18	18
Commitments and contingencies
Shareholders' equity:
Common stock	150	150
Additional paid-in capital	2,715	2,714
Retained earnings (deficit)	97	30
Accumulated other comprehensive loss	(237)	(198)
	2,725	2,696
Less: Treasury stock at cost	(109)	(109)
Total shareholders' equity	2,616	2,587
Total liabilities and shareholders' equity	6,607	6,819

See the accompanying notes to the unaudited consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the three months ended March 31, 2004 and 2003

	Common Stock	Addi- tional Paid-in- Capital	Retained Earnings (Deficit)	Accum- ulated Other Compre- hensive Income (Loss)	Treasury Stock	Total Share- holders' Equity
	(in $ millions, except per share data)
Balance at December 31, 2002	150	2,665	(92)	(527)	(94)	2,102
Comprehensive income (loss), net of tax:
Net earnings			55			55
Other comprehensive income (loss):
Foreign currency translation				57		57
Unrealized loss on derivative contracts				(1)		(1)
Other comprehensive income				56		56
Comprehensive income						111
Amortization of deferred compensation		1				1
Purchase of treasury stock					(10)	(10)
Balance at March 31, 2003	150	2,666	(37)	(471)	(104)	2,204
Balance at December 31, 2003	150	2,714	30	(198)	(109)	2,587
Comprehensive income (loss), net of tax:
Net earnings			67			67
Other comprehensive income (loss):
Unrealized gain on securities				7		7
Foreign currency translation				(46)		(46)
Other comprehensive loss				(39)		(39)
Comprehensive income						28
Amortization of deferred compensation		1				1
Balance at March 31, 2004	150	2,715	97	(237)	(109)	2,616

See the accompanying notes to the unaudited consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31,

	2004	2003
	(in $ millions)
Operating activities of continuing operations:
Net earnings	67	55
(Earnings) loss from discontinued operations, net	(23)	7
Cumulative effect of changes in accounting principles	—	1
Adjustments to reconcile net earnings to net cash provided by operating activities:
Special charges, net of amounts used	20	(28)
Depreciation and amortization	72	70
Change in equity of affiliates	3	5
Deferred income taxes	(18)	4
Gain on disposition of assets, net	—	(3)
(Gain) loss on foreign currency	(26)	38
Changes in operating assets and liabilities:
Trade receivables, net — third party and affiliates	(89)	(65)
Other receivables	(42)	10
Inventories	6	(12)
Trade payables — third party and affiliates	(6)	10
Other liabilities	(118)	(50)
Income taxes payable	38	(19)
Other, net	9	(1)
Net cash (used in) provided by operating activities	(107)	22

Investing activities of continuing operations:
Capital expenditures on property plant and equipment	(44)	(41)
Proceeds on sales of assets	—	6
Proceeds from disposal of discontinued operations	139	—
Proceeds from sale of marketable securities	42	26
Purchases of marketable securities	(42)	(35)
Distributions from affiliates	1	—
Other, net	—	(1)
Net cash provided by (used in) investing activities	96	(45)
Financing activities of continuing operations:
Short-term borrowings, net	(16)	(14)
Payments of long-term debt	(27)	(1)
Purchase of treasury stock	—	(10)
Net cash used in financing activities	(43)	(25)

Exchange rate effects on cash	(1)	2
Net decrease in cash and cash equivalents	(55)	(46)

Cash and cash equivalents at beginning of year	148	124
Cash and cash equivalents at end of period	93	78

Net cash provided by (used in) discontinued operations:
Operating activities	(139)	1
Investing activities	139	(1)
Net cash provided by (used in) discontinued operations	—	—

See the accompanying notes to the unaudited consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    Description of the Company

On October 22, 1999 (the "Effective Date"), Celanese AG and its subsidiaries ("Celanese" or the "Company") were demerged from Hoechst AG ("Hoechst") and Celanese became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhône-Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders.

Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products.

In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how Celanese manages the business and assesses performance. This change resulted from recent transactions, including divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior period amounts have been reclassified to conform to the current period presentation.

2.    Tender Offer

On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares, excluding treasury shares, of Celanese AG for a price of €32.50 per share, without interest.

On April 1, 2004, BCP announced that the minimum acceptance conditions for the offer had been met. Following the expiry of the acceptance period on March 29, 2004, and the subsequent acceptance period from April 4 through April 19, 2004, 84.3% of the outstanding shares of Celanese AG had been tendered.

Following the completion of the tender offer, Celanese submitted filings with the New York Stock Exchange ("NYSE") and the U.S. Securities and Exchange Commission to delist Celanese AG shares from the NYSE. In addition, the Board of Management of Celanese AG authorized the taking of all necessary actions to enter into a domination and profit and loss transfer agreement with BCP. This agreement will provide for minority shareholders to receive a fixed guaranteed dividend or fair cash compensation for their shares as determined according to German law. The agreement is subject to approval by Celanese's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese, expected to convene in the third quarter of 2004.

In connection with the tender offer, Celanese Americas Corporation ("CAC"), a wholly owned subsidiary of Celanese, became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S. subsidiaries have access to approximately $608 million under these credit facilities. These credit facilities contain a number of covenants that, among other things, restrict the ability of CAC to sell assets; incur additional or repay other indebtedness; issue or pay dividends on preferred stock; create liens on assets; make investments, loans or guarantees; make certain acquisitions, consolidate or merge; enter into sale and leaseback transactions; engage in certain transactions with affiliates; change the principal nature of the business; place limits on dividends from subsidiaries; and enter into hedging agreements. In addition, these credit facilities require the maintenance of financial covenants such as a maximum total leverage ratio; a maximum bank debt leverage ratio; a minimum interest coverage ratio; and a maximum capital expenditures limitation.

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In the second quarter of 2004 CAC also borrowed $359 million from BCP Caylux Holdings Luxembourg S.C.A ("Caylux"), an indirect parent of BCP, at a variable rate, and repaid $175 million of Celanese's variable rate debt, scheduled to mature in 2005 and 2008. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines and replaced approximately $70 million of existing letters of credit. Currently, Celanese does not have the ability to sell trade receivables into the receivable securitization program.

In addition, BCP has committed to fund $463 million related to certain pension obligations of Celanese, of which $159 million was contributed in the second quarter of 2004.

At March 31, 2004, Celanese had $176 million of net deferred tax assets arising from U.S. net operating loss (NOL) carryforwards. Under U.S. tax law, the utilization of the deferred tax asset related to the NOL carryforward is subject to an annual limitation if there is a more than 50 percent change in shareholder ownership. On April 6, 2004, the completion of the Tender Offer triggered this limitation and it is expected to adversely affect Celanese's ability to utilize its NOL carryforwards. Taking into consideration this NOL limitation with the planned 2004 payments to the Celanese U.S. pension plan and a significantly higher annual interest expense burden in the U.S. as a result of the Tender Offer, management expects that it is more likely than not that Celanese will not be able to realize any of its deferred tax asset attributable to its NOL carryforwards and that a writeoff or valuation reserve will be fully applied against this asset in the second quarter of 2004. In addition, management is reviewing the impact of the Tender Offer and whether it will have an adverse impact on other deferred tax assets other than the NOL carryforward.

3.    Basis of Presentation

In the opinion of management, the March 31, 2004 unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted in accordance with rules and regulations of the Securities and Exchange Commission. These unaudited consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2003.

Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to the allowance for doubtful accounts, inventory allowances, impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities, and loss contingencies, among others. Actual results could differ from those estimates.

The Company has reclassified certain prior period amounts to conform with the current period's presentation.

As a result of BCP's acquisition of voting control of Celanese AG, these financial statements are reported in U.S. dollars to be consistent with BCP's reporting requirements. For Celanese's reporting requirements, the euro continues to be the reporting currency.

4.    Accounting Changes and New Accounting Pronouncements

In January 2003, and subsequently revised in December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The Company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. Celanese has not identified any VIEs other than the VIE disclosed below.

Upon adoption of FIN No. 46, at December 31, 2003, Celanese recorded $44 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. The consolidation of this entity did not have a material impact on Celanese's results of operations and cash flows for the first quarter of 2004.

Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of $1 million was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial. The effect of the adoption of SFAS 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 132, "Employer's Disclosures About Pensions and Other Postretirement Benefits," ("SFAS No. 132") which revises employers' disclosures about pension plans and other postretirement benefit plans. The revised SFAS No. 132 requires disclosures in addition to those in the original SFAS No. 132 related to the assets, obligations, cash flows and net periodic benefit cost of defined pension plans and other defined benefit postretirement plans, including interim disclosures regarding components of net periodic benefit costs recognized during interim periods. At March 31, 2004, the Company has adopted the interim disclosure provisions of SFAS No. 132. See Note 4.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As of March 31, 2004, as permitted by FSP No. SFAS No. 106-1, the Company deferred accounting for the effects of the Act in the measurement of Celanese's Accumulated Postretirement Benefit Obligation (APBO) and the effect of the offset to net periodic postretirement benefit costs. Specific guidance with respect to accounting for the effects of the Act was recently issued in FSP No. SFAS No. 106-2. The Company is currently evaluating the impacts of the law change and the application of SFAS No. 106-2. The Company has not yet estimated the effect on its APBO or its annual net periodic postretirement benefit costs.

5.    Divestitures

In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The sale price, subject to purchase price adjustments, for the business was $149 million, which was received in the first quarter of 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of $95 million to Dow. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144. In the first quarter of 2004, Celanese recorded a pre-tax gain of $14 million associated with this transaction.

6.    Inventory

	March 31, 2004	Dec. 31, 2003
	(in $ millions)
Finished goods	375	357
Work-in-process	19	16
Raw materials and supplies	115	134
Subtotal	509	507
LIFO adjustment	(2)	10
Total inventories	507	517

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method and at certain locations, primarily in the U.S., the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

7.    Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the three months ended March 31, 2004, were as follows:

	Chemical Products	Acetate Products	Ticona	Total
	(in $ millions)
Carrying value of goodwill as of December 31, 2003	568	161	343	1,072
Exchange rate changes	(2)	(1)	—	(3)
Carrying value of goodwill as of March 31, 2004	566	160	343	1,069

Other Intangible Assets

Celanese's other intangible assets, primarily relate to patents and trademarks acquired in the emulsions acquisition. Celanese's cost and accumulated amortization of other intangible assets as of March 31, 2004 were $58 million and $27 million, respectively. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2003 were $67 million and $31 million, respectively. Aggregate amortization expense charged against earnings for intangible assets with finite lives during the three month periods ended March 31, 2004 and 2003 totaled $3 million and $4 million, respectively.

8.    Earnings Per Share

Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. As of March 31, 2004 and March 31, 2003 Celanese had employee stock options outstanding of 1.2 million and 1.1 million, respectively. The number of employee stock options considered dilutive as of March 31, 2004 was approximately 391 thousand. There were no stock options considered dilutive for the three month period ended March 31, 2003.

9.    Pensions

	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Components of net periodic benefit cost for the quarters ended March 31,	(in $ millions)
Service cost	9	9	1	1
Interest cost	40	41	6	6
Expected return on plan assets	(40)	(42)	—	—
Amortization of prior service cost	1	2	(1)	(1)
Recognized actuarial loss	6	4	2	2
Net periodic benefit cost	16	14	8	8

Pension Obligations — Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans. Defined benefit pension plans exist at certain locations in the North America and Europe.

Other Postretirement Benefit Plans — Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese, primarily in the U.S. Celanese has the right to modify or terminate these plans at any time.

As of March 31, 2004, expected 2004 contributions to the Company's pension plans are $154 million and expected payments for the other postretirement benefit plans are $44 million. These amounts are subject to increase due to the completion of the BCP tender offer (See Note 2).

Celanese sponsors various defined contribution plans in North America covering certain employees. Employees may contribute to these plans and Celanese will match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated $3 million and $3 million, for the three months ended March 31, 2004 and March 31, 2003, respectively.

10.    Commitments and Contingencies

Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

Plumbing Actions

CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell Chemical Company ("Shell") and E. I. Du

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

CNA Holdings has been named a defendant in ten putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

Developments under this matter are as follows:

•	Class certification has been denied in a putative class action pending in Florida state court. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

•	Class certification has been denied in a putative class action pending South Carolina state court. Celanese's motion to dismiss has been granted and plaintiffs' appeal has been denied.

•	In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

•	Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

•	The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002, and the plaintiffs' appeals have been dismissed by the appellate court.

•	Of the four putative class actions pending in Canadian courts, one was denied class certification, but is currently on appeal. The other three matters are still pending Dupont and Shell have each settled this matter and Shell's settlement agreement is awaiting court approval.

•	The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

•	A putative nationwide class action was filed in federal court in Indiana in December 2002, against, among others, CNA Holdings and Shell. CNA's motion to dismiss this lawsuit was granted in December 2003. Plaintiffs appealed to the Seventh Circuit in January 2004 and that appeal is ongoing.

In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to $950 million. As of March 31, 2004, the funding is $1,071 million due to additional contributions and funding commitments, made primarily by other parties. There are additional pending lawsuits in approximately

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

ten jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on Celanese.

In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration.

CNA Holdings has accrued its best estimate of its share of the plumbing actions. At March 31, 2004, Celanese had remaining accruals of $75 million for this matter, of which $12 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with CNA Holdings' insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of March 31, 2004, Celanese has a $65 million note receivable related to a settlement with an insurance carrier. This receivable is discounted and recorded within Other assets in the Consolidated Balance Sheet as it will be collected over the next four years.

Sorbates Litigation

In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst $36 million. This fine is being paid over a 5 year period, with the last payment of $5 million being paid in June 2004. Hoechst also agreed to cooperate with the government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst, Nutrinova, and other Celanese subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. A private action is still pending in New Jersey state court.

In July 2001, Hoechst and Nutrinova entered into an agreement with the attorneys general of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July 2003. Since October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst, Nutrinova and Celanese. A motion for reconsideration is pending in Nevada and an appeal is pending in Idaho. The Ohio and Illinois actions have been settled. The New York action is in the early stages of litigation. The Attorneys General of Connecticut, Florida, Hawaii, Maryland, South Carolina, Oregon and Washington have entered into settlement discussions and have been granted extensions of the tolling agreement until mid-July 2004.

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Nutrinova and Hoechst have cooperated with the European Commission since 1998. In May 2002, the European Commission informed Hoechst of its intent to investigate officially the sorbates industry, and in January 2003, the European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical Industries Ltd., The Nippon Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the European sorbates market between 1979 and 1996. The European Commission imposed a total fine of €138.4 million ($161 million), of which €99 million ($115 million) was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese has remaining accruals of $132 million. This amount is included in current liabilities at March 31, 2004 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from the above noted governmental proceedings, as of March 31, 2004 is between $0 and $8 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

Pursuant to the Demerger Agreement, Celanese was assigned the obligation related to the sorbates matter. However, Hoechst agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. In 2003, Celanese recorded a $44 million, net of tax, increase to additional paid-in capital related to the recoveries from Hoechst for the special charges discussed above. As of March 31, 2004, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst totaling $105 million. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Guarantees

Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. Although many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention.

These known obligations include the following:

Demerger Obligations

Celanese has obligations to indemnify Hoechst for various liabilities under the Demerger Agreement as follows:

•	Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Celanese's obligation to indemnify Hoechst is subject to the following thresholds:

•	Celanese will indemnify Hoechst against those liabilities up to €250 million (approximately $305 million);

•	Hoechst will bear those liabilities exceeding €250 million (approximately $305 million), however Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed €750 million (approximately $915 million) in the aggregate.

Celanese's obligation regarding two agreements has been settled. The aggregate maximum amount of environmental indemnifications under the remaining divestiture agreements which provide for monetary limits is approximately €750 million ($915 million). Three of the divested agreements do not provide for monetary limits.

Based on Celanese's estimate of the probability of loss under this indemnification, Celanese has reserves of $51 million as of March 31, 2004, for this contingency. Where Celanese is unable reasonably to determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities.

•	Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in the quarters ended March 31, 2004 and 2003 in connection with this indemnification.

Divestiture Obligations

Celanese and its predecessor companies agreed to indemnify third party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, Celanese does not believe that they expose the Company to any significant risk.

Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately $2.7 billion as of March 31, 2004. Other agreements do not provide for any monetary or time limitations.

Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of March 31, 2004, Celanese has reserves in the aggregate of $48 million for all such environmental matters.

Plumbing Insurance Indemnifications

Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon® plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is $95 million. Other settlement agreements have no stated limits.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer's policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

Other Obligations

•	Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from April 1, 2004 to April 30, 2012 is estimated to be approximately $60 million.

•	Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately $9 million, which is unlimited in term.

As indemnification obligations often depend on the occurrence of unpredictable future events, the future costs associated with them cannot be determined at this time. However, if Celanese were to incur additional charges for these matters, such charges may have a material adverse effect on the financial position, results of operations or cash flows of Celanese in any given accounting period.

Other Matters

Celanese Ltd. and/or CNA Holdings, Inc., both U.S. subsidiaries of Celanese, are defendants in approximately 600 asbestos cases, the majority of which are premises-related. Celanese has reserves for defense costs related to claims arising from these matters. Celanese believes it does not have any significant exposure in these matters.

On July 31, 2003, a federal district court ruled that the formula used in International Business Machine Corporation's ("IBM") cash balance pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974. The IBM decision, however, conflicts with the decisions from two other federal district courts and with the proposed regulations for cash balance plans issued by the Internal Revenue Service in December 2002. IBM has announced that it will appeal the decision to the United States Court of Appeals for the Seventh Circuit. The effect of the IBM decision on Celanese's cash balance plan cannot be determined at this time.

11.    Special Charges

Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign our operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

The components of special charges for the three months ended March 31, 2004 and 2003 were as follows:

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Quarter Ended March 31,
	2004	2003
	(in $ millions)
Employee termination benefits	2	1
Plant/office closures	–	–
Restructuring adjustments	–	–
Total Restructuring	2	1
Sorbates antitrust matters	–	–
Plumbing actions	–	–
Asset impairments	–	–
Third-party reimbursements of restructuring charges	–	–
Other	26	–
Total Special Charges	28	1

The components of the March 31, 2004 and 2003 restructuring reserves were as follows:

	Employee Termination Benefits	Plant/Office Closures	Total
	(in $ millions)
Restructuring reserve at December 31, 2002	39	29	68
Restructuring additions	1	–	1
Cash and noncash uses	(25)	(4)	(29)
Other changes	–	–	–
Currency translation adjustments	1	1	2
Restructuring reserve at March 31, 2003	16	26	42
Restructuring reserve at December 31, 2003	28	21	49
Restructuring additions	2	–	2
Cash and noncash uses	(5)	(2)	(7)
Other changes	–	–	–
Currency translation adjustments	–	–	–
Restructuring reserve at March 31, 2004	25	19	44

Included in the above restructuring reserves of $44 million and $42 million at March 31, 2004 and 2003, respectively, are $9 million and $10 million, respectively, of long-term reserves included in other liabilities.

2004

Special charges of $28 million recorded in the three months ended March 31, 2004 primarily represents expenses for advisory services related to the Tender Offer.

2003

In 2003, Celanese recorded expense of $1 million in special charges, which related to employee severance charges in the Chemical Products segment for the shutdown of an obsolete synthesis gas unit in Germany.

12.    Business and Geographical Segments

In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. This change resulted from recent transactions,

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. Additionally, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses, which were historically allocated to the business segments, are reflected as part of Other Activities within the reconciliation column and a procurement subsidiary, which was previously recorded within the reconciliation column, is now reported within Chemical Products. Prior year amounts have been reclassified to conform to the current year presentation.

Information with respect to Celanese's industry segments follows:

Business Segments

Chemical Products primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol; specialty and oxo products, including organic solvents and other intermediates;

Acetate Products primarily produces and supplies acetate filament and acetate tow;

Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

Performance Products consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

CELANESE AG AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Chemical Products	Acetate Products	Ticona	Performance Products	Total Segments	Reconciliation	Consolidated
	(in $ millions)
For the three months ended March 31, 2004:
Sales to external customers	789	172	227	44	1,232	11	1,243
Inter-segment revenues	29	—	—	—	29	(29)	—
Operating profit (loss)	47	9	31	11	98	(63)	35
Earnings (loss) from continuing operations before tax and minority interests	55	9	46	11	121	(58)	63
Depreciation and amortization	39	13	16	2	70	2	72
Capital expenditures	15	8	20	0	43	1	44
For the three months ended March 31, 2003:
Sales to external customers	747	142	196	41	1,126	11	1,137
Inter-segment revenues	20	—	—	—	20	(20)	—
Operating profit (loss)	50	2	21	12	85	(14)	71
Earnings (loss) from continuing operations before tax and minority interests	66	2	29	12	109	(15)	94
Depreciation and amortization	38	13	15	2	68	2	70
Capital expenditures	24	7	9	0	40	1	41